SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:
Exhibit
99.1 Release dated April 1, 2010, entitled “BLYVOOR SALE AGREEMENT TO LAPSE-
AURORA TO CONSIDER MAKING NEW OFFER
”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April, 6, 2010
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")
BLYVOOR SALE AGREEMENT TO LAPSE - AURORA TO CONSIDER MAKING A NEW
OFFER
DRDGOLD and Aurora Empowerment Systems (Proprietary) Limited (“Aurora”) have decided to allow the agreement relating to Aurora’s proposed acquisition of 60% of DRDGOLD’S 74%-held subsidiary,
Blyrvooruitzicht Gold Mining Limited, (“Blyvoor”), to lapse.

Blyvoor has returned to profitability while under judicial management. The Company has therefore agreed to extend to Aurora a one month exclusivity period (lapsing on 30 April 2010), during which time Aurora may revise its valuation of Blyvoor in order to decide, with due consideration to its ability to secure the appropriate funding, whether it wishes to make an alternative offer in respect of Blyvoor.

DRDGOLD has agreed, for the duration of the exclusivity period, not to solicit any offers from third parties, nor to accept any offer for Blyvoor unless Aurora has been given an opportunity to match such an offer.
DRDGOLD and Aurora management have undertaken to continue to seek opportunities to develop a relationship of support and co-operation between the two groups.

Blackheath
1 April 2010